October 17, 2006


Mr. Michael Fay
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC  20549-3561

RE: Reinhold Industries, Inc. Form 10-K For The Year Ended December 31, 2005
    - Your Letter To The Company Dated October 4, 2006

Dear Mr. Fay,

The following is the Company's response to the five questions raised in your letter referenced above:

Exhibit 13
Management's Discussion and Analysis, page 13
Liquidity and Capital Resources, page 18

1.   Refer to the first full paragraph on page 19 and the last paragraph on page
     20. Please explain to us the basis for reporting the write off and incurrence of loan fees as investing activities rather than financing activities. Include in your response any guidance upon which you rely in support of your presentation.

COMPANY RESPONSE
----------------
Based upon further review of the filing, the Company believes that the write off
(2005) and incurrence (2004) of loan fees totaling approximately $0.6 million should be reclassified from investing activities to financing activities. This change will be incorporated in the December 31, 2006 Form 10-K filing.


Consolidated Statement of Cash Flows

2. Please explain to us why tax benefits affecting additional paid-in capital and other comprehensive income are adjustments to net income to arrive at cash flows provided by operating activities.




COMPANY RESPONSE
----------------
On July 31, 1996, as a result of emergence from a reorganization under Chapter 11 of the U.S. Bankruptcy Code, the Company adopted the "Fresh Start Reporting" provisions of Financial Accounting Standards Board Statement of Position 90-7. According to SOP 90-7, "any tax benefit attributable to pre-confirmation net operating loss carryforwards should first be used to reduce any reorganization value in excess of amounts allocable to specific identifiable assets and any remainder should be reported as a direct addition to paid-in capital." The Company records statutory income tax expense in the determination of net income and a benefit (subject to a release of valuation allowance) related to the net operating loss carryforward as an increase to paid-in capital. Therefore, we believe this benefit is correctly presented as cash flows from operating activities.

In the "Notes to Consolidated Financial Statements on page 39", the accounting for the benefit of the net operating loss carryforward (release of valuation allowance) states "The release of the valuation allowance was accounted for as follows: $2.3 million was accounted for as an increase in additional paid-in capital related to both the benefit of pre-reorganization net operating loss and credit carryforwards ($1.6 million) and exercise of employee stock option deductions ($0.7 million), $1.8 million reduced accumulated other comprehensive loss and $0.1 million was accounted for as a reduction of income tax expense."

Consolidated Statements of Stockholders' Equity, Page 26

3. To the extent applicable, please separately disclose the amount of income taxes netted to each item reported. Additionally, it appears for each year presented that tax benefits associated with unrelated circumstances have been aggregated into a single line item. For clarity, consider disaggregating such amounts on the face of the statement, or clearly disclose the components of the respective aggregated amounts in the notes to the financial statements.

COMPANY RESPONSE
----------------
There are two items of other comprehensive loss that are disclosed net of taxes. The amount attributable to incomes taxes will be disclosed in the description field for that applicable line item in the December 31, 2006 Form 10-K filing.


Notes to the Consolidated Financial Statements, Page 28
Note 2. Significant Accounting Policies and Practices, Page 28
Discontinued Operations, Page 30

4. Please explain to us the basis for accruing at December 31, 2005 the $2.3 million sales price adjustment for NP Aerospace that was made in the first quarter 2006. Include in your response any guidance upon which you rely in support of your accounting.


COMPANY RESPONSE
----------------
On November 21, 2005, the Company sold its NP Aerospace subsidiary to the Carlyle Group for 30 million Pounds Sterling, subject to a final working capital adjustment computed as of the closing date. During December 2005 and January 2006, the Company was in the process of computing the November 21, 2005 working capital with The Carlyle Group and agreed to the working capital adjustment of $2,278,000 in early January. Since the adjustment related to the 2005 sale of NP Aerospace, the transaction was recorded as a reduction of the sale price and an accrued liability as of December 31, 2005.

Note 8 Operating Segments, Page 46

5. We note your disclosures that variances in gross profit margin are due to product mix and that Aerospace produces a variety of products. To the extent practicable and meaningful, please provide the disclosure required by paragraph 37 of FAS 131.

COMPANY RESPONSE
----------------
Paragraph 37 of FAS 131 states that "an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed."

The Company currently discloses the revenues associated with the three product lines (Aerospace, Seating Products and Commercial) used to produce the enterprise's general-purpose financial statements. Any further breakdown of either revenues or profitability is not practicable.

The Company also acknowledges the following in regards to its SEC filings:

- The company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please feel free to contact me if you have any further questions or comments.

Sincerely,

REINHOLD INDUSTRIES, INC.


/s/ Brett Meinsen


Brett Meinsen
Vice President Finance and Administration

Cc: Audit Committee Members
    M. Furry